Exhibit 23

The Board of Directors
Hungarian Telephone and Cable Corp.

         We consent to incorporation by reference in the registration statements (No. 333-39257) on Form S-3 and (No. 333-29885, 333-81813 and 333-54688) on Form
S-8 of Hungarian Telephone and Cable Corp. of our report dated March 9, 2001 relating to the consolidated balance sheets of Hungarian Telephone and Cable Corp. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations and comprehensive income (loss), stockholders' deficiency, and cash flows for each of the years in the three-year period ended December 31, 2000, which report appears in the December 31, 2000 annual report on Form 10-K of Hungarian Telephone and Cable Corp.

                                                     KPMG Hungaria Kft.

Budapest, Hungary
March 29, 2001